LOS ANGELES
MIAMI
NEW YORK
PALO ALTO
SAN FRANCISCO
WASHINGTON, D.C.

BERLIN
BRATISLAVA
BRUSSELS
BUDAPEST
DRESDEN
DÜSSELDORF
FRANKFURT
HAMBURG
HELSINKI
ISTANBUL
LONDON
MILAN
MOSCOW
PARIS
PRAGUE
ROME
STOCKHOLM
WARSAW

WHITE & CASE
S.C.
BLVD. MANUEL AVILA CAMACHO 24 – PH I
COL. LOMAS DE CHAPULTEPEC
11000 MEXICO, D.F., MEXICO
TELEPHONE: (5255) 5540-9600
FACSIMILE: (5255) 5540-9699

ALMATY
ANKARA
BANGKOK
BOMBAY/MUMBAI
HO CHI MINH CITY
HONG KONG
JAKARTA
SHANGHAI
SINGAPORE
TOKYO

JEDDAH
RIYADH

MEXICO CITY
SÃO PAULO

JOHANNESBURG

File Number 82-3142

June 1, 2004

Office of International Corporate Finance, Mail Stop 3-2
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Grupo Gigante, S.A. de C.V./ Rule 12g3-2(b) File Number 82-3142

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") of the Securities Exchange Act of 1934, as amended, (the "Act") previously granted to Grupo Gigante, S.A. de C.V. (the "Company") and hereby transmit to you the following documentation required to be submitted under the Rule:

(A) In accordance with the provisions of Rule 12g3-2(b)(1)(i) (B) and (iii), an English version of the Company's financial report for the first quarter of 2004, provided to the Mexican Stock Exchange (the "BMV");

(B) In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), an English translation of the following information made public to investors through EMISNET, an electronic financial information system of the BMV:

1. Information regarding the Prize for Successful International Achievements dated January 13, 2004.
2. Information regarding the Clarification of Public Note in the Reforma Newspaper dated January 16, 2004.
3. Information regarding the Grupo Gigante Informs on the Federal Competition Commission's Decision on Sinergia de Autoservicios, S. de R.L. dated March 2, 2004.

(C) In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), an English translation of a press release informing about the Company's 2004 first quarter results, dated April 29, 2004.

As stated in paragraph (5) of Rule 12g3-2(b), the Company understands that it is furnishing the Securities and Exchange Commission with the information set forth above and that the documents being delivered herewith pursuant to Rule 12g3-2(b) shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please do not hesitate to contact the undersigned should you have any questions with regard to any of the points discussed in this letter.

Yours truly,

Matthew F. Wilhoit

Enclosures

cc: Fernando Salmerón M.
Manuel Cullen (without enclosures)

A

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE **GIGANTE** QUARTER 1 YEAR: **2004**

GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
AT MARCH 31 OF 2004 AND 2003
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	**21,281,514**	**100**	**21,979,142**	**100**
2	**CURRENT ASSETS**	**6,111,111**	**29**	**6,606,777**	**30**
3	CASH AND SHORT-TERM INVESTMENTS	384,950	2	438,430	2
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	303,005	1	320,397	1
5	OTHER ACCOUNTS AND DOCUMENTS RECIVABLE	1,099,753	5	1,245,220	6
6	INVENTORIES	3,933,527	18	4,273,667	19
7	OTHER CURRENT ASSETS	389,876	2	329,063	1
8	**LONG-TERM**	**165,083**	**1**	**165,108**	**1**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED				
11	OTHER INVESTMENTS	165,083	1	165,108	1
12	**PROPERTY, PLANT AND EQUIPMENT**	**14,373,120**	**68**	**14,586,042**	**66**
13	PROPERTY	13,906,112	65	13,627,841	
14	MACHINERY	0	0	0	0
15	OTHER EQUIPMENT	6,917,877	33	6,616,529	
16	ACCUMULATED DEPRECIATION	6,540,235	31	5,893,045	27
17	CONSTRUCTION IN PROGRESS	89,366	0	234,717	
18	**DEFERRED ASSETS (NET)**	**584,621**	**3**	**588,711**	**3**
19	**OTHER ASSETS**	**47,579**	**0**	**32,504**	**0**
20	**TOTAL LIABILITIES**	**8,677,517**	**100**	**9,321,370**	**100**
21	**CURRENT LIBILITIES**	**6,901,443**	**80**	**7,485,449**	**80**
22	SUPPLIERS	4,094,297	47	3,932,919	42
23	BANK LOANS	2,008,826	23	2,511,422	27
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	112,795	1	90,515	1
26	OTHER CURRENT LIABILITIES	685,525	8	950,593	10
27	**LONG-TERM LIABILITIES**	**599,658**	**7**	**614,113**	**7**
28	BANK LOANS	500,000	6	521,150	6
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	99,658	1	92,963	1
31	**DEFERRED LOANS**	**1,176,416**	**14**	**1,221,808**	**13**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**12,603,997**	**100**	**12,657,772**	**100**
34	**MINORTY INTEREST**	**43,939**		**44,247**	
35	**MAJORITY INTEREST**	**12,560,058**	**100**	**12,613,525**	**100**
36	**CONTRIBUITED CAPITAL**	**8,845,928**	**70**	**8,845,928**	**70**
37	PAID-IN CAPITAL STOCK (NOMINAL)	104,651	1	104,651	1
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	2,221,808	18	2,221,808	18
39	PREMIUM ON SALES OF SHARES	6,519,469	52	6,519,469	51
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**3,714,130**	**30**	**3,767,597**	**30**
42	RETAINED EARNINGS AND CAPITAL RESERVE	13,322,478	103	13,001,093	103
43	REPURCHASE FUND SHARES	1,529,777	12	1,529,777	12
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	(11,273,737)	(90)	(10,866,661)	(86)
45	NET INCOME FOR THE YEAR	135,612	1	103,388	1

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE **GIGANTE** QUARTER **1** YEAR: **2004**
GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**384,950**	**100**	**438,430**	**100**
46	CASH	270,619	70	432,435	99
47	SHORT-TERM INVESTEMENTS	114,331	30	5,995	1
18	**DEFERRED ASSETS (NET)**	**584,621**	**100**	**588,711**	**100**
48	AMORTIZED OR REDEEMED	145,483	25	117,388	20
49	GOODWILL	437,250	75	471,073	80
50	DEFERED TAXES	0	0	0	0
51	OTHERS	1,888	0	250	0
21	**CURRENT LIABILITIES**	**6,901,443**	**100**	**7,485,449**	**100**
52	FOREIGN CURRENCY LIABILITIES	215,587	3	461,280	6
53	MEXICAN PESOS LIABILITIES	6,685,856	97	7,024,169	94
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM	0	0	0	0
56	CURRENT MATURITIES OF BONDS		0		0
26	**OTHER CURRENT LIABILITIES**	**685,525**	**100**	**950,593**	**100**
57	OTHER CURRENT LIBILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIBILITIES WITHOUT COST	685,525	100	950,593	100
27	**LONG-TERM LIABILITIES**	**599,658**	**100**	**614,113**	**100**
59	FOREIGN CURRENCY LIABILITIES	0	0	0	0
60	MEXICAN PESOS LIABILITIES	599,658	100	614,113	100
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**99,658**	**100**	**92,963**	**100**
63	OTHER LOANS WITH COST	40,110	40	35,775	38
64	OTHER LOANS WITHOUT COST	59,548	60	57,188	62
31	**DEFERRED LOANS**	**1,176,416**	**100**	**1,221,808**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	1,176,416	100	1,221,808	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**0**	**100**	**0**	**100**
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY**	**(11,273,737)**	**100**	**(10,866,661)**	**100**
	ACCUMULATED INCOME DUE TO MONETARY	(250,439)	(2)	(250,439)	(2)
	INCOME FROM NON-MONETARY POSITION	(11,023,298)	(98)	(10,616,222)	(98)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE **GIGANTE** QUARTER: 1 YEAR: **2004**
GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT Amount	QUARTER OF PREVIOUS Amount
72	WORKING CAPITAL	(790,332)	(878,672)
73	PENSIONS FUND AND SENIORITY	0	0
74	EXECUTIVES (*)	586	554
75	EMPLOYERS (*)	12,408	12,552
76	WORKERS (*)	19,631	19,828
77	CIRCULATION SHARES (*)	977,447,505	977,447,505
78	REPURCHASED SHARES (*)	8,641,967	8,641,967

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE **GIGANTE** QUARTER **1** YEAR: **2004**
GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2004 AND 2003
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**NET SALES**	**7,421,925**	**100**	**7,853,579**	**100**
2	COST OF SALES	5,734,339	77	6,212,582	79
3	**GROSS INCOME**	**1,687,586**	**23**	**1,640,997**	**21**
4	OPERATING	1,424,441	19	1,440,273	18
5	**OPERATING INCOME**	**263,145**	**4**	**200,724**	**3**
6	TOTAL FINANCING	-3,201	0	14,486	0
7	**INCOME AFTER FINANCING COST**	**266,346**	**4**	**186,238**	**2**
8	OTHER FINANCIAL OPERATIONS	14,355	0	10,002	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**251,991**	**3**	**176,236**	**2**
10	RESERVE FOR TAXES AND WORKERS PROFIT SHARING	104,764	1	69,410	1
11	**INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**147,227**	**2**	**106,826**	**1**
12	SHARE NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOS OPERATION**	**147,227**	**2**	**106,826**	**1**
14	INCOME OF DISCONTINUOS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**147,227**	**2**	**106,826**	**1**
16	EXTRAORDINARY ITEMS NET EXPENSES	8,334	0	4,360	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRICIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**138,893**	**2**	**102,466**	**1**
19	NET INCOME OF MINORITY INTEREST	3,281	0	(922)	0
20	**NET INCOME OF MAJORITY INTEREST**	**135,612**	**2**	**103,388**	**1**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE GIGANTE QUARTER **1** YEAR: **2004**
GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT Amount	QUARTER OF PRESENT %	QUARTER OF PREVIOUS Amount	QUARTER OF PREVIOUS %
1	**NET SALES**	**7,421,925**	**100**	**7,853,579**	**100**
21	DOMESTIC	7,037,918	95	7,291,445	93
22	FOREIGN	384,007	5	562,134	7
23	TRANSLATED INTO DOLLARS (***)	34,527	0	50,543	1
6	**TOTAL FINANCING COST**	(3,201)	**100**	**14,486**	**100**
24	INTEREST PAID	89,339	-2,791	106,275	(734)
25	EXCHANGE LOSSES	33,037	-1,032	10,487	(72)
26	INTEREST EARNED	3,673	-115	1,166	(8)
27	EXCHANGE PROFITS	19,342	-604	4,554	(31)
28	GAIN DUE TO MONETARY POSITION	(102,562)	3,204	(96,556)	667
8	**OTHER FINANCIAL OPERTIONS**	**14,355**	**100**	**10,002**	**100**
29	OTHER EXPENSES (INCOME) NET	14,355	100	10,002	100
30	(PROFIT) LOSS ON SALE OF OWN	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT TERM	0	0	0	0
9	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**104,764**	**100**	**69,410**	**100**
32	INCOME TAX	19,117	18	23,310	34
33	DEFERED INCOME TAX	85,583	82	44,315	64
34	WORKERS' PROFIT SHARING	64	0	1785	3
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: 1 YEAR: **2004**

GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT Amount	QUARTER OF PREVIOUS Amount
36	TOTAL SALES	7,354,172	7,827,155
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	31,171,933	32,812,281
39	OPERATION INCOME (**)	866,280	661,099
40	NET INCOME OF MAJORITY INTEREST (**)	351,653	278,150
41	NET CONSOLIDATED INCOME (**)	355,168	277,720

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE **GIGANTE** QUARTER **1** YEAR: **2004**
GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED EARNINGS STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2004 AND 2003
(Thousands of Pesos)

Final Printing

REF RT	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**NET SALES**	**7,421,925**	**100**	**7,853,579**	**100**
2	COST OF SALES	5,734,339	77	6,212,582	79
3	**GROSS INCOME**	**1,687,586**	**23**	**1,640,997**	**21**
4	OPERATING	1,424,441	19	1,440,273	18
5	**OPERATING INCOME**	**263,145**	**4**	**200,724**	**3**
6	TOTAL FINANCING	(3,201)	0	14,486	0
7	**INCOME AFTER FINANCING COST**	**266,346**	**4**	**186,238**	**2**
8	OTHER FINANCIAL OPERATIONS	14,355	0	10,002	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**251,991**	**3**	**176,236**	**2**
10	RESERVE FOR TAXES AND WORKERS PROFIT SHARING	104,764	1	69,410	1
11	**INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**147,227**	**2**	**106,826**	**1**
12	SHARE NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOS OPERATION**	**147,227**	**2**	**106,826**	**1**
14	INCOME OF DISCONTINUOS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**147,227**	**2**	**106,826**	**1**
16	EXTRAORDINARY ITEMS NET EXPENSES	8,334	0	4,360	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRICIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**138,893**	**2**	**102,466**	**1**
19	NET INCOME OF MINORITY INTEREST	3,281	0	(922)	0
20	**NET INCOME OF MAJORITY INTEREST**	**135,612**	**2**	**103,388**	**1**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE GIGANTE QUARTER 1 YEAR: **2004**
GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED EARNINGS STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF RT	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**NET SALES**	**7,421,925**	**100**	**7,853,579**	**100**
21	DOMESTIC	7,037,918	95	7,291,445	93
22	FOREIGN	384,007	5	562,134	7
23	TRANSLATED INTO DOLLARS (***)	34,527	0	50,543	1
6	**TOTAL FINANCING COST**	**(3,201)**	**100**	**14,486**	**100**
24	INTEREST PAID	89,339	2,791	106,275	734
25	EXCHANGE LOSSES	33,037	1,032	10,487	72
26	INTEREST EARNED	3,673	115	1,166	8
27	EXCHANGE PROFITS	19,342	604	4,554	31
28	GAIN DUE TO MONETARY POSITION	(102,562)	(3,204)	(96,556)	(667)
8	**OTHER FINANCIAL OPERTIONS**	**14,355**	**100**	**10,002**	**100**
29	OTHER EXPENSES (INCOME) NET	14,355	100	10,002	100
30	(PROFIT) LOSS ON SALE OF OWN	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT TERM	0	0	0	0
9	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**104,764**	**100**	**69,410**	**100**
32	INCOME TAX	19,117	18	23,310	34
33	DEFERED INCOME TAX	85,583	82	44,315	64
34	WORKERS' PROFIT SHARING	64	0	1785	3
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE **GIGANTE** QUARTER: **1** YEAR: **2004**

GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2004 AND 2003
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT Amount	QUARTER OF PREVIOUS Amount
1	**CONSOLIDATED NET INCOME**	**138,893**	**102,466**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	245,977	131,132
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**384,870**	**233,598**
4	CASH FLOW CHANGE IN WORKING CAPITAL	(407,512)	(301,660)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**(22,642)**	**(68,062)**
6	CASH FLOW FROM EXTERNAL FINANCING	(115,981)	301,546
7	CASH FLOW FROM INTERNAL FINANCING	0	3,269
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(115,981)**	**304,815**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(71,834)**	**(106,828)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(210,457)	129,925
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	595,407	308,505
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	384,950	438,430

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE **GIGANTE** QUARTER: 1 YEAR: **2004**
GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT Amount	QUARTER OF PREVIOUS Amount
2	**+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**245,977**	**131,132**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	191,879	174,543
14	+(-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+(-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+(-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+(-) OTHER ITEMS	54,098	(43,411)
40	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	0	0
4	**CASH FLOW CHANGE IN WORKING CAPITAL**	**(407,512)**	**(301,660)**
18	+(-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	610,329	438,152
19	+(-) DECREASE (INCREASE) IN INVENTORIES	476,577	1,236,309
20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(53,312)	(61,741)
21	+(-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(1,209,358)	(1,723,599)
22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	(231,748)	(190,781)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(115,981)**	**301,546**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	(115,981)	301,546
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	0	0
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**0**	**3,269**
30	+(-) INCREASE (DECREASE) IN CAPITAL STOCKS	0	167
31	(-) DIVIDENDS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	0	3,102
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(71,834)**	**(106,828)**
34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	2,053	(1,891)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(70,098)	(83,344)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+(-) OTHER ITEMS	(3,789)	(21,593)

Ticker: Gigante
Grupo Gigante, S.A. de C.V.

Quarter: 1 Year: 2004

GENERAL DIRECTOR'S REPORT
(Management Analysis and Discussion of the Company's Financial Condition and Operation Results)

ANNEX 1

Consolidated
Final Printing

April 29, 2004

1Q04 Earnings Release

During the first quarter, the Group's same store sales declined 3.4% in real terms compared to the same period of 2003, while total sales were 7,422 million pesos, a decrease of 5.5%.

Gross profit improved to reach 1,687 million pesos, representing 22.7% of total sales and an increase of 180 basis points. This improvement was primarily due to more efficient negotiations with our suppliers, lower loss levels, a reduction in the sales programs as well as the fact that, in the first quarter of 2003, the margin decreased as a result of the need to reduce our inventory.

During the quarter, we continued with our cost control program. This enabled us to reduce costs by 2.6% without considering depreciation. The company's strategy includes continuing this program and the results will be seen throughout 2004.

Operating profit for the quarter reached 263 million pesos, 31.1% higher than that registered in the same period of the previous year. This increase is due, in large part, to the above-mentioned improvement in the gross margin and a reduction in expenses during the quarter. Together, these events had a positive effect on the period's operating margin, which was 3.5%, 90 basis points higher than in the first quarter of 2003.

Operating cash flow grew 21.2% to 455 million pesos, while the EBIDTA margin went from 4.8% in the first quarter of 2003 to 6.1% during this period.

The improvement in cash flow contributed to the objective of achieving a higher operating profitability, and confirms that the reduction of sales floor area in unproductive stores is appropriate. The operative results from this quarter are the best that we have reported in the last four first quarters of the past several years, and we have consistently demonstrated quarterly improvements over the last several periods.

The decrease in the debt level and a decline in interest rates enabled us to register a 20 million peso reduction in net interest as a result of a favorable effect in our comprehensive financing costs.

Operative and financial improvements were responsible for the 31.2% growth in net income, which reached 136 million pesos.

During the quarter, we continued to improve our working capital, primarily in terms of financing our inventory, which contributed to the decrease in our debt level. We have begun construction on a new Distribution Center in Tultitlán, Estado de México and, we have also continued with the implementation of the SAP system, which we completed on time and in accordance with the established program.

As part of our objective to increase the profitability of the sales floor area and to better serve our area of influence, during the quarter we converted several stores to different formats. As a result, one of our Gigante establishments was transformed into a Bodega store while another was converted into a SuperGigante. In addition, one Bodega Gigante became a Gigante. Based on this profitability criteria, we decided to close one Gigante establishment in the city of Gómez Palacio, Durango; one Bodega Gigante in Tlanepantla, Estado de México; and one Super Gigante store in Cuernavaca, Morelos.

As of March 31st, the total number of stores reached 491 with a total sales floor area of 1,135,257 m_2. The number of stores and sales floor area by format is as follows:

100 Gigante stores (592,617 m_2), 53 Bodegas Gigante (199,740 m_2), 61 Super Gigante units (135,417 m_2), 8 Gigante USA establishments (22,794 m_2), 44 SuperPrecio units (10,742 m_2), 89 Office Depot establishments (149,991 m_2), 87 Radio Shack stores (10,688 m_2), 3 PriceSmart units (13,269 m_2) and 46 Toks cafeterias (10,188 seats).

GENERAL DIRECTOR'S REPORT
(Complementary Notes to the Financial Information)

ANNEX 2

Consolidated
Final Printing

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of presentation

a. *Consolidation of financial statements* – The consolidated financial statements include those of Gupo Gigante, S. A. de C.V. and its subsidiaries, whose shareholding percentage in their capital stock is shown below. The financial statements of Office Depot de México, S. A. de C. V. and PSMT México, S.A. de C.V. are consolidated using the proportionate consolidation method, based on the Company's 50% ownership interest in such entities. Intercompany balances and transactions have been eliminated.

b. *Translation of financial statements of foreign subsidiaries* – To consolidate the financial statements of foreign subsidiaries that operate independently of the Company in terms of finances and operations, such foreign currency financial statements are translated into Mexican pesos with the resulting exchange differences presented in stockholders' equity. For translation purposes, amounts are translated into Mexican pesos using the following exchange rates: (i) the closing exchange rate in effect at the balance sheet date for all assets and liabilities (ii) the exchange rate in effect at the date the contributions were made for common stock (iii) the exchange rate in effect at the end of the year in which the results were generated and (iv) the exchange rate in effect at the end of the year for revenues and expenses.

   The financial statements of foreign subsidiaries included in the 2003 consolidated financial statements are restated in the constant currency of the countries in which they operate and are translated into Mexican pesos using the exchange rate of the latest year presented.

c. *Reclassifications* - Certain amounts in the financial statements as of and for the year ended March 31, 2003 have been reclassified in order to conform to the presentation of the consolidated financial statements as of and for the year ended March 31, 2004.

2. Summary of significant accounting policies

The accounting policies followed by the Company are in conformity with MEX GAAP, which require that management make certain estimates and use certain assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Although these estimates are based on management's best knowledge of current events, actual results may differ. The significant accounting policies of the Company are as follows:

a. *New accounting policies* - Beginning January 1, 2003, the Company also adopted the provisions of new Bulletin C-9, "Liabilities, Provisions, Contingent Assets and Liabilities and Commitments" ("C-9"), which establishes additional guidelines clarifying the accounting for provisions, accruals and contingent liabilities, and establishes new standards for the use of present value techniques to measure liabilities and accounting for the early settlement or substitution of obligations.

b. **Recognition of the effects of inflation** - The Company restates its consolidated financial statements to Mexican pesos purchasing power of the most recent balance sheet date presented. Accordingly, the consolidated financial statements of the prior year have been restated to Mexican pesos of purchasing power of March 31, 2004 and, therefore, differ from those originally reported in the prior year.

c. ***Temporary investments*** - Temporary investments are stated at the lower of acquisition cost plus interest earned or market value.

d. ***Inventories and cost of sales*** – Inventories are valued at the lower of replacement cost or realizable value. Cost of sales is restated for the effects of inflation using the last-in, first-out method.

e. ***Property and equipment*** – Property and equipment are initially recorded at acquisition cost and restated using the National Consumer Price Index (NCPI). Depreciation is calculated using the straight-line method based on the useful lives of the related assets, as follows:

	Years
Buildings	50
Buildings on leased property	50
Store equipment	13
Furniture and equipment	10
Vehicles	8

Comprehensive financing cost incurred during the period of construction and installation of property, plant and equipment is capitalized and restated using the NCPI.

f. ***Investment in shares*** – Investment in shares are valued at acquisition cost and restated using the NCPI.

g. ***Goodwill*** – Goodwill represents the excess of cost over recorded value of subsidiaries as of the date of acquisition. It is restated using the NCPI and is amortized over 20 years.

h. ***Employee retirement obligations*** – Seniority premiums are recognized as costs over employee years of service and are calculated by independent actuaries using the projected unit credit method at net discount rates. Severance is charged to results when the liability is determined to be payable.

i. ***Provisions*** – Provisions are recognized for obligations that result from a past event, that are probable to result in the use of economic resources and that can be reasonably estimated. Such provisions are recorded at net present values when the effect of the discount is significant.

j. ***Income tax, tax on assets and employee statutory profit-sharing*** – Income tax (ISR) and employee statutory profit-sharing (PTU) are recorded in results of the year in which they are incurred. Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the book and tax values of assets and liabilities plus any future benefits from tax loss carryforwards. Deferred income tax assets are reduced by any benefits that, in the opinion of management, are not probable of being realized. Deferred PTU is derived from temporary differences between the accounting result and income for PTU purposes and is recognized only when it can be reasonably assumed that they will generate a liability or benefit, and there is no indication that this situation will change in such a way that the liabilities will not be paid or benefits will not be realized. The tax on assets paid that is expected to be recoverable is recorded as an advance payment of ISR and is presented in the balance sheet decreasing the deferred ISR liability

k. ***Foreign currency balances and transactions*** - Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate in effect at the balance sheet date. Foreign currency transactions are recorded at the applicable exchange rate in effect at the transaction date. Exchange fluctuations are recorded as a component of net comprehensive financing cost in the consolidated statements of income.

l. *Insufficiency in restated stockholders' equity* - Insufficiency in restated stockholders' equity represents the accumulated monetary position result through the initial restatement of the consolidated financial statements and the loss from holding nonmonetary assets.

m. *Monetary position gain* - Monetary position gain, which represents the increase of purchasing power of monetary items caused by inflation, is calculated by applying NCPI factors to monthly net monetary position. Gains result from maintaining a net monetary liability position.

n. *Earnings per share* - Basic earnings per ordinary share is calculated by dividing net income of majority stockholders' by the weighted average number of ordinary shares outstanding during the year.

o. *Investment in shares* - The balance at March 31, 2004 and 2003 represents the Company's investment in 15,000 Series A preferred, convertible and redeemable shares of PriceSmart, Inc. (PriceSmart). The preferred shares can be converted to common shares of PriceSmart at an exercise prise of US $37.50 per share, have a cumulative dividend of 8% a year, and may be redeemed at the option of PriceSmart five years after issuance.

p. *Income taxes, tax on assets and employees statutory profit-sharing* - In accordance with Mexican tax law, the Company is subject to income tax consolidated (ISR) and tax on assets consolidated (IMPAC), which takes into consideration the taxable and deductible effects of inflation.

The ISR rate was 34% in 2003 and 33% in 2004, and will be reduced by one percentage point each year until reaching 32% in 2005. In 2002, the deduction for employee statutory profit sharing (PTU) and the obligation to withhold taxes on dividends paid to individuals or foreign residents were eliminated.

IMPAC is calculated by applying 1.8% to the Company's asset position, as defined in the law, and is payable only to the extent that it exceeds ISR payable for the same period. If in any year IMPAC exceeds the ISR payable, the IMPAC payment for such excess may be reduced by the amount by which ISR exceeded IMPAC in the three preceding years and any required payment of IMPAC is creditable against the excess of ISR over IMPAC of the following ten years.

Grupo Gigante, S.A. de C.V., incurs consolidated ISR and IMPAC with its subsidiaries in the proportion in which it owns the voting stock of its subsidiaries at the balance sheet date. As of January 1, 2003, the proportion is calculated based on the average daily equity percentage which Grupo Gigante, S.A. de C.V. owns of its subsidiaries during the year. The tax results of the subsidiaries are consolidated at 60% of such proportion. Provisional payments of ISR and IMPAC of both Grupo Gigante, S.A. de C.V. and its subsidiaries are made as if Grupo Gigante, S. A. de C. V. did not file a consolidated tax return.

The effective ISR rates for March 31, 2004 and 2003, was 43% and 40% respectively.

3. **Long-term Debt** The Company settled its banking loan agreement, which provided restrictive clauses, between the parties to maintain certain financial ratios at the end of each quarter. In the first quarter of 2004, the Company complied with each one of these ratios.

   At the end of March 2004, the Company and principal financial credit institutions executed a Terms and Conditions Proposal in order to restructure all of its debt, estimating that the Credit Agreement shall have to be executed during the second quarter of 2004. The execution of the aforementioned Agreement will not require a pre-payment of the long-term debt.

4. **Contingencies.** In 1992, the Company, acquired its subsidiary Blanes, S.A. de C.V. ("Blanes") which, at that time, owned 89 stores. In order to indemnify the Company against possible future losses resulting from pre-acquisition contingent liabilities, the former shareholders of Blanes established a deposit for an agreed upon term of three years. At the end of the period, the Company and the former shareholders disagreed on the amounts to be settled under the terms of the indemnity agreement determined by independent accountants,

which resulted in the former shareholders commencing legal proceedings. During 2003, the legal process ended following a verdict, which upheld the Company's challenge, under constitutional law, of the propriety of the legal proceedings. In March 2004 the Company was notified of a new lawsuit filed by the former shareholders, in the amount of $150,000, which was the amount of the original deposit established, plus the payment of an accrued amount, as calculated by the former shareholders, based upon the Treasury Note (CETES) rate in effect at the payment due date, multiplied by two, for each 28-day period from February 9, 1996 until full reimbursement of the amount owed to the vendors. The Company intends to vigorously defend against the lawsuit including, the methodology used by the former shareholders to calculate penalty interest which, the Company believes, was not in accordance with the original contract. The Company has created a provision of $179,504, in addition to an amount of $27,543 previously deposited; for a total amount of $ 207,047. Company's management believes the amounts provided against the potential risks from this lawsuit would be sufficient in the event of an adverse ruling.

5. **New accounting principles.** In March 2003, the IMCP issued Bulletin C-15, "Impairment in the Value of Long-Lived Assets and Their Disposal" (C-15), whose adoption is mandatory for fiscal years beginning on or after January 1, 2004, although early adoption is encouraged. C-15 establishes, among other things, new rules for the calculation and recognition of impairment losses for long-lived assets and their reversal. It also provides guidance as to indicators of potential impairment in the carrying amount of tangible and intangible long-lived assets in use, including goodwill. Companies must test for impairment unless there is conclusive evidence that the indicators of impairment are temporary. The calculation of such loss requires the determination of the recoverable value, which is now defined as the greater of the net selling price of a cash-generating unit and its value in use, which is the net present value of discounted future net cash flows. The accounting principles issued prior to this new Bulletin used future net cash flows, without requiring the discounting of such cash flows. Management believes that the adoption of this new Bulletin as of January 1, 2004, will not have significant effects on the Company's consolidated financial position or results of operations.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE **GIGANTE**
GRUPO GIGANTE, S.A. DE C.V.

QUARTER 1 YEAR:**2004**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED

Judged Information

Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP (2)	TOTAL AMOUNT (Thousands of pesos) ADQUISITION COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 GIGANTE, S.A. DE C.V.	SELF-SERVICE	2,162,534,916	99.99	2,169,301	5,050,078
2 SERVICIOS GIGANTE, S.A. DE C.V.	RENDERING OF ADMINISTRATIVE SERVICES	2,004,999	99.98	20,050	(35,714)
3 CONTROTIENDAS, S.A. DE C.V.	REAL ESTATE	76,076,141	99.99	76,077	3,004,197
4 CAFETERIAS TOKS, S.A. DE C.V.	RESTAURANTS	159,148,777	99.99	159,929	506,101
5 BODEGA GIGANTE, S.A. DE C.V.	REAL ESTATE	1,363,644,000	99.99	550,086	593,300
6 GIGANTE FLEMING, S.A. DE C.V.	REAL ESTATE	62,031,800	99.99	79,983	226,449
7 OFFICE DEPOT DE MEXICO, S.A. DE C.V.	OFFICE SUPPLIES	456,502	50	277,516	868,920
8 SERVICIOS TOKS, S.A. DE C.V.	RENDERING OF ADMINISTRATIVE SERVICES	4,999	99.98	50	1024
9 GIGANTE HOLDING INTERNATIONAL, INC.	SELF-SERVICE	57,713,000	99.99	585,293	383,988
10 CONTROLADORA DEL NORTE, S.A. DE C.V.	REAL ESTATE	47,306,275	99.99	313,908	490,197
11 TIENDAS SUPER PRECIO, S.A. DE C.V.	SELF-SERVICE	10,744,999	99.98	107,449	54,866
12 PAGOS EN LINEA, S.A. DE C.V.	RENDERING OF ADMINISTRATIVE SERVICES	4,999	99.98	50	(2,296)
13 COMPAÑIA IMPORTADORA GIGANTE, S.A. DE C.V.	PURCHASE AND SALE, IMPORTS AND EXPORTS	4,999	99.98	50	(2)
14 RADIO SHACK DE MEXICO, S.A. DE C.V.	ELECTRICAL APPLIANCES	1,362,976	50.01	66,597	43,955
16 PSMT MEXICO, S.A. DE C.V.	SELF-SERVICE	430,314	50	215,157	169,312
17 PROCESADORA GIGANTE, S.A. DE C.V.	PACKING	85,000	99.98	850	868
18 COMBUSTIBLES GIGANTE, S.A. DE C.V.	SALE OF GASOLINE, FUEL	5,000	99.98	50	65
19 SERVICIOS GASTRONOMICOS GIGANTE, S.A. DE C.V.	PROFESSIONAL FOOD PREPARATION SERVICES	5,000	99.98	50	(1,393)
TOTAL INVESTMENT IN SUSIDIARIES				**4,622,446**	**11,353,915**
ASSOCIATEDS					
TOTAL INVESTMENT IN ASSOCIATEDS				0	0
OTHER PERMANENT INVESTEMENTS					**165,083**
TOTAL					**11,518,998**

STOCK EXCHANGE CODE **GIGANTE**
GRUPO GIGANTE, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER **1** YEAR **2004**

Final Printing
CONSOLIDATED

Credit Type/ Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of *Credits* in *Foreign* Currency With National Entities (Thousands Of $) time interval						Amortization of *Credits* in *Foreign* Currency With Foreign Entities (Thousands Of $) time interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FOREIGN TRADE																
BANAMEX	23/09/2005	7.43	0	500,000												
INBURSA	26/04/2004	10.50	100,000	0												
IXE	26/04/2004	10.20	140,000	0												
INVERLAT	26/04/2004	8.74	99,000	0												
BANAMEX	12/04/2004	9.55	554,000	0												
INBURSA	12/04/2004	9.60	500,000	0												
AMERICA CENTRAL	12/04/2004	6.50	0	0							826					
BANCOMER	05/04/2004	7.85	600,000													
SCOTIA BANK INVERLAT	19/05/2004	7.90	15,000	0												
TOTAL BANKS			2,008,000	500,000	0	0	0	0	0	0	826	0	0	0	0	0
PROVEEDORES																
AUTOSERVICIO			3,467,452	0							106,527					
PAPELERIA			313,528	0							61,100					
RESTAURANTE			17,753	0												
ELECTRONICOS			80,803	0							47,134					
TOTAL SUPPLIERS			3,879,536	0	0	0	0	0	0	0	214,761	0	0	0	0	0
VARIOS			685,525	99,658												
OTHER CURRENT LIABILITIES AND ANOTHER CREDITS			685,525	99,658	0	0	0	0	0	0	0	0	0	0	0	0
			6,573,061	599,658	0	0	0	0	0	0	215,587	0	0	0	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **1** YEAR: **2004**

GRUPO GIGANTE, S.A. DE C.V.

MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

FOREING MONETARY POSITION	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
TOTAL ASSETS	1,155	12,846	0	0	12,846
LIABILITIES POSITION	19,306	214,762	0	0	214,762
SHORT TERM LIABILITIES POSITION	19,306	214,762	0	0	214,762
LONG TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	(18,151)	(201,916)	0	0	(201,916)

NOTES

EXCHANGE RATE USED AS OF MARCH 31, 2004 IS EQUIVALENT TO $11.1220 PESOS PER DOLLAR FOR ASSETS AND $11.1240 PESOS PER DOLLAR FOR LIABILITIES.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **1** YEAR: **2004**

GRUPO GIGANTE, S.A. DE C.V.

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	4,423,849	(11,379,262)	(6,955,413)	0.01	43,124
FEBRUARY	3,938,869	(10,394,269)	(6,455,401)	0.01	38,087
MARCH	3,933,256	(10,243,667)	(6,310,411)	0.00	20,824
ACTUALIZATION:	0	0	0	0.00	527
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER:	0	0	0	0.00	0
TOTAL					102,562

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **1** YEAR: **2004**
GRUPO GIGANTE, S.A. DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
NON APPLICABLE

ACTUAL SITUATION OF FINANCIAL LIMITED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **1** YEAR: **2004**

GRUPO GIGANTE, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
GIGANTE	SELF-SERVICE	592,617	100
BODEGA GIGANTE	SELF-SERVICE	199,740	100
SUPER G	SELF-SERVICE	135,417	100
RADIO SHACK	ELECTRICAL APPLIANCES	10,688	100
OFFICE DEPOT	OFFICE SUPPLIES	149,991	100
CAFETERIAS TOKS	RESTAURANTS	10,188	100
GIGANTE HOLDING	SELF-SERVICE	22,794	100
TIENDAS SUPER PRECIO	SELF-SERVICE	10,742	100
PSMT MEXICO	SELF-SERVICE	13,269	100

NOTES

INSTALLED CAPACITY IS REGISTERED IN SQUARE METERS, EXCEPT IN THE CASE OF TOKS RESTAURANTS WHICH IS REGISTERED ACCORDING TO THE NUMBER OF SEATS AVAILABLE.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE**
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: **1** YEAR: **2004**

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NON APPLICABLE TO THE GROUP					

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE**
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: **1** YEAR: **2004**

CONSOLIDATED
Final Printing

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
SELF-SERVICE				7,037,918			
T O T A L				7,037,918			

MEXICAN STOCK EXCHANGE
SIFIC / ICS

QUARTER: 1 YEAR: **2004**

STOCK EXCHANGE CODE: **GIGANTE**
GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED
Final Printing

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
(1) SELF-SERVICE				338,605			
(2) OFFICE EQUIPMENT				45,402			
T O T A L				384,007			

NOTES

(1) IT REFERS TO 30,445 THOUSAND DOLARS AT AN EXCHANGE RATE OF $11.1220 PESOS PER DOLAR CORRESPONDING TO THE STORES LOCATED IN THE LOS ANGELES, CALIFORNIA AREA.

(2) IT REFERS TO 4,082 THOUSAND DOLARS AT AN EXCHANGE RATE OF $11.1220 PESOS PER DOLAR CORRESPONDING TO THE STORES LOCATED IN CENTRAL AMERICA.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **1** YEAR: **2004**
GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL SOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
UNICA	0	0	176,734,102	800,713,403	0	977,447,505	18,922	85,729
TOTAL	0	0	176,734,102	800,713,403	0	977,447,505	18,922	85,729

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION:
977,447,505
SHARES PROPORTION BY:

CPO'S:
UNITS:
ADRS's:
GDRS's:
ADS's:
GDS's:

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
UNICA	8,641,967	10.89000	6.00000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **1** YEAR: **2004**
GRUPO GIGANTE, S.A. DE C.V.

INFORMACION DE PROYECTOS
(Proyecto, Monto Ejercido y Porcentaje de Avance)

ANNEX 13

CONSOLIDATED
Final Printing

PROJECT INFORMATION

April 29, 2004

We did not carry out any unit openings of any business segments during the first quarter of the year.

Began projects in order to start the 2004 investment program; in the first quarter they invested US$6.5 millon dollars of the US$90 millon dollars that makes up the anual program and shall money be designated to new stores, remodeling, systems and logistics.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **1** YEAR: **2004**
GRUPO GIGANTE, S.A. DE C.V.

Translation of financial statements of foreign subsidiaries
(Information related to bulletin B-15)

ANNEX 14

CONSOLIDATED
Final Printing

Gigante Holding International, Inc. Is a subsidiary corporation of Grupo Gigante with a participation of 100% that include 8 supermarket stores aiming at the Latino market in the city of Los Angeles, California.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: 1 YEAR: **2004**
GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED
Final Printing

Declaration from the company officials responsable fir the information

Roberto Salvo Horvilleur y Federico Coronado Brosig, acting as Chief Executive Officer and Corporate Director of Administration and Finances of Grupo Gigante, S.A. de C.V., respectively, in accordance with Article 33, Section II, of the provisions to general duties applicable to share inssuers and other stock market participants, inssued by the National Banking and Securities Commission, hereby declare that:

The undersigning under oath, hereby estate that, within the scope of our corresponding duties, we prepared the information regarding the issuer contained in the quarterly report herein, which, to out legal understandin, reasonably reflects its condition. Likewise, we hereby estate that we have no knowledge of relevant information which may have been false or omitted in this quarterly report or that it may contain information that could mislead the investors.

Lic. Roberto Salvo Horvilleur

General Manager

Federico Coronado Brosig
Corporate Manager of
Administration and

Mexico, D.F., February 27, 2004.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

LISTING SYMBOL: GIGANTE Date: 05/07/2004 10:34
GRUPO GIGANTE, S.A. DE C.V.

GENERAL INFORMATION ABOUT THE COMPANY

CORPORATE NAME:	GRUPO GIGANTE, S.A. DE C.V.
ADDRESS:	AV. EJERCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8187
FAX:	5269-8308
INTERNET ADDRESS:	grupogigante.com.mx

FISCAL INFORMATION ABOUT THE COMPANY

COMPANY'S TAXPAYER ID:	GG1880610918
ADDRESS:	AV. EJERCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT

PAYMENT OFFICER

NAME:	SERGIO VALDEZ ARRIAGA
ADDRESS:	AV. EJERCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8369
FAX:	5269-8308
E-MAIL:	svaldez@gigante.com.mx

INFORMATION ABOUT THE OFFICERS

TITLE MSE:	CHAIRMAN OF THE BOARD OF DIRECTORS
TITLE:	CHAIRMAN OF THE BOARD
NAME:	ANGEL LOSADA MORENO
ADDRESS:	AV. EJERCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8211
FAX:	5269-8308
E-MAIL:	alosada1@gigante.com.mx

TITLE MSE:	CHIEF EXECUTIVE OFFICER
TITLE:	CHIEF EXECUTIVE OFFICER
NAME:	ROBERTO SALVO HORVILLEUR
ADDRESS:	AV. EJERCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8222
FAX:	5269-8308
E-MAIL:	rsalvo@gigante.com.mx

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

LISTING SYMBOL: GIGANTE Date: 05/07/2004 10:34
GRUPO GIGANTE, S.A. DE C.V.

TITLE MSE:	CHIEF FINANCIAL OFFICER
TITLE:	DIRECTOR OF ADMINISTRATION AND CORPORATE FINANCE
NAME:	FEDERICO CORONADO BROSIG
ADDRESS:	AV. EJERCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8187
FAX:	5269-8308
E-MAIL:	fcoronad@gigante.com.mx

TITLE MSE:	PARTY RESPONSIBLE FOR QUARTERLY INFORMATION
TITLE:	DIRECTOR OF STOCK EXCHANGE INFORAMATION
NAME:	JOSE FERNANDO SALMERON MOCTEZUMA
ADDRESS:	AV. EJERCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8369
FAX:	5269-8308
E-MAIL:	fsalmero@gigante.com.mx

TITLE MSE:	SECOND PARTY RESPONSIBLE FOR QUARTERLY INFORMATION
TITLE:	DIRECTOR OF CONTROLS
NAME:	JOSE FERNANDO SALMERON MOCTEZUMA
ADDRESS:	AV. EJERCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO, FEDERAL DISTRICT
TELEPHONE:	5269-8369
FAX:	5269-8308
E-MAIL:	fsalmero@gigante.com.mx

TITLE MSE:	PARTY RESPONSIBLE FOR LEGAL DEPARTMENT
TITLE:	LEGAL DIRECTOR
NAME:	FRANCISCO PEREZ LOBATO
ADDRESS:	AV. EJERCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8395
FAX:	5269-8308
E-MAIL:	fperez@gigante.com.mx

TITLE MSE:	SECRETARY OF THE BOARD OF DIRECTORS
TITLE:	SECRETARY OF THE BOARD OF DIRECTORS
NAME:	JAVIER MARTINEZ DEL CAMPO LANZ
ADDRESS:	BOSQUE DE ALISOS 47-A, DESPACHO 101
COLONY:	BOSQUES DE LAS LOMAS
ZIP CODE:	55120
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5259-5353
FAX:	5259-5259
E-MAIL:	jmdc@domc.com.mx

ENGLISH TRANSLATION

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

LISTING SYMBOL: GIGANTE
GRUPO GIGANTE, S.A. DE C.V.

Date: 05/07/2004 10:34

TITLE MSE:	PRO-SECRETARY OF THE BOARD OF DIRECTORS
TITLE:	SECRETARY OF THE BOARD OF DIRECTORS
NAME:	SERGIO MONTERO QUEREJETA
ADDRESS:	AV. EJERCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8470
FAX:	5269-8132
E-MAIL:	smontero@domc.com.mx

TITLE MSE:	PARTY RESPONSIBLE FOR INFORMATION TO STOCKHOLDERS
TITLE:	DIRECTOR OF STOCKHOLDER RELATIONS
NAME:	MANUEL CULLEN PLIEGO
ADDRESS:	AV. EJERCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8075
FAX:	5269-8308
E-MAIL:	macullen@gigante.com.mx

TITLE MSE:	ACREDITED PARTY RESPONSIBLE FOR INFORMATION THROUGH EMISNET*
TITLE:	DIRECTOR OF STOCK EXCHANGE INFORMATION
NAME:	JOSE FERNANDO SALMERON MOCTEZUMA
ADDRESS:	AV. EJERCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8369
FAX:	5269-8308
E-MAIL:	fsalmero@gigante.com.mx

TITLE MSE:	ACREDITED PARTY RESPONSIBLE FOR RELEVANT EVENTS THROUGH EMISNET*
TITLE:	DIRECTOR OF STOCK EXCHANGE INFORMATION
NAME:	JOSE FERNANDO SALMERON MOCTEZUMA
ADDRESS:	AV. EJERCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8369
FAX:	5269-8308
EMAIL:	fsalmero@gigante.com.mx

---

*Electronic Communication System Established by the Mexican Stock Exchange

B1

RECEPTION DATE AT BMW:
JANUARY 13, 2004, 5:18 PM

COMPANY:
GRUPO GIGANTE, S.A. DE C.V.

TICKER:
GIGANTE

PLACE:
MEXICO CITY, D.F.

MATTER:
PRIZE FOR SUCCESSFUL INTERNATIONAL ACHIEVEMENTS

RELEVANT EVENT:
"Grupo Gigante is Honored by the U.S. National Retail Federation for its Successful International Achievements"

New York City, January 13, 2003. Ángel Losada Moreno, President of Grupo Gigante accepted the 2004 International Retailer of the Year Award on behalf of the Group. The prize was presented by Gordon Segal, President of the National Retail Federation's ("NRF") Board of Directors and the Executive Committee. The ceremony took place during the NRF's Annual Convention and Expo from January 11th to 13th at the Jacob Javits Convention Center in New York.

Each year, the NRF honors an outstanding international retailer for maintaining a reputation for excellence both within their native country as well as in the United States. This year, Grupo Gigante received the award for its ability to satisfy the consumer by offering the highest quality standards and service internationally. Today, Grupo Gigante operates in Mexico and four other countries through its business units "Gigante USA" in U.S. and "Office Depot" in El Salvador, Guatemala and Costa Rica.

Unlike other industry awards, recipients of the NRF Awards are nominated, reviewed and voted on by all the members of the Board of Directors who, incidentally, are also industry leaders themselves.

Since 1985, some of the most important Retailers in the world have received this award. Past recipients include: Carrefour in 2000, Zara in 2002 and Metro AG in 2003. This year, Grupo Gigante will join this exclusive list.

"...For Grupo Gigante, this award recognizes more the 41 years of continuous effort. It honors all of us who have been a part of this history: employees, suppliers and shareholders. Without a doubt, receiving this award motivates us to uphold our commitment to serve our customers and to support our country," commented Ángel Losada Moreno.

The NRF is the world's largest retail trade association whose members include all types of retailers ranging from independent stores to large self-service chains, department stores and specialty stores. NRF represents an industry of more than 1.4 million establishments, over 20 million employees and total sales of US$3.6 trillion. Its international members operate in 50 countries including: Jusco in Japan, the Lafayette Gallery in France and the English Court in Spain.

B2

LOCATION AND DATE:
MEXICO CITY, JANUARY 16, 2004

COMPANY:
GRUPO GIGANTE, S.A. DE C.V.

TICKER:
GIGANTE

MATTER:
CLARIFICATION OF PUBLIC NOTE IN THE REFORMA NEWSPAPER

RELEVANT EVENT:
With regard to the public note dated January 16 of this year in the Business Section of the Reforma newspaper, Grupo Gigante declares to the general public and stockholder that it does not have information regarding the possible merger between Organización Soriana and Grupo Gigante and is unaware of the basis for support for the news published in the aforementioned newspaper.

38

LOCATION AND DATE:
MEXICO CITY, MARCH 2, 2004

COMPANY:
GRUPO GIGANTE, S.A. DE C.V.

TICKER:
GIGANTE

MATTER:
GRUPO GIGANTE INFORMS

RELEVANT EVENT:
With regard to the information published by the press regarding the Federal Competition Commission's decision on the approval of the controlling company Sinergia de Autoservicios, S. de R.L, Grupo Gigante, Controladora Comerical Mexicana and Organizaci6n Soriana would like to establish that as of yet the FCC has not notified them of any resolution.

Grupo Gigante shall analyze the resolution in the first instance of the Federal Competition Commission at the moment upon which it is notified and shall make public the stocks it, along with Comercial Mexicana and Soriana, shall use obtain the approval of Sinergia's operation.

The three Mexican chains: Grupo Gigante, Controladora Comercial Mexicana and Organización Soriana reassert their commitment to operate by the strict letter of the law and hold on to their desire to advance with Singeria de Autoservicios, S. de R.L. in order to strengthen the balance of the market and develop new suppliers in order to benefit Mexican consumers.

April 29, 2004
1Q04 Earnings Release

During the first quarter, the Group's same store sales declined 3.4% in real terms compared to the same period of 2003, while total sales were 7,422 million pesos, a decrease of 5.5%.

Gross profit improved to reach 1,687 million pesos, representing 22.7% of total sales and an increase of 180 basis points. This improvement was primarily due to more efficient negotiations with our suppliers, lower loss levels, a reduction in the sales programs as well as the fact that, in the first quarter of 2003, the margin decreased as a result of the need to reduce our inventory.

During the quarter, we continued with our cost control program. This enabled us to reduce costs by 2.6% without considering depreciation. The company's strategy includes continuing this program and the results will be seen throughout 2004.

Operating profit for the quarter reached 263 million pesos, 31.1% higher than that registered in the same period of the previous year. This increase is due, in large part, to the above-mentioned improvement in the gross margin and a reduction in expenses during the quarter. Together, these events had a positive effect on the period's operating margin, which was 3.5%, 90 basis points higher than in the first quarter of 2003.

Operating cash flow grew 21.2% to 455 million pesos, while the EBIDTA margin went from 4.8% in the first quarter of 2003 to 6.1% during this period.

The improvement in cash flow contributed to the objective of achieving a higher operating profitability, and confirms that the reduction of sales floor area in unproductive stores is appropriate. The operative results from this quarter are the best that we have reported in the last four first quarters of the past several years, and we have consistently demonstrated quarterly improvements over the last several periods.

The decrease in the debt level and a decline in interest rates enabled us to register a 20 million peso reduction in net interest as a result of a favorable effect in our comprehensive financing costs.

Operative and financial improvements were responsible for the 31.2% growth in net income, which reached 136 million pesos.

During the quarter, we continued to improve our working capital, primarily in terms of financing our inventory, which contributed to the decrease in our debt level. We have begun construction on a new Distribution Center in Tultitlán, Estado de México and,

we have also continued with the implementation of the SAP system, which we completed on time and in accordance with the established program.

As part of our objective to increase the profitability of the sales floor area and to better serve our area of influence, during the quarter we converted several stores to different formats. As a result, one of our Gigante establishments was transformed into a Bodega store while another was converted into a SuperGigante. In addition, one Bodega Gigante became a Gigante. Based on this profitability criteria, we decided to close one Gigante establishment in the city of Gómez Palacio, Durango; one Bodega Gigante in Tlanepantla, Estado de México; and one Super Gigante store in Cuernavaca, Morelos.

As of March 31st, the total number of stores reached 491 with a total sales floor area of 1,135,257 m_2. The number of stores and sales floor area by format is as follows:

100 Gigante stores (592,617 m_2), 53 Bodegas Gigante (199,740 m_2), 61 Super Gigante units (135,417 m_2), 8 Gigante USA establishments (22,794 m_2), 44 SuperPrecio units (10,742 m_2), 89 Office Depot establishments (149,991 m_2), 87 Radio Shack stores (10,688 m_2), 3 PriceSmart units (13,269 m_2) and 46 Toks cafeterias (10,188 seats).

Contacts:

Grupo Gigante: Manuel Cullen
Investor Relations
Tel: +(52 55) 5269-8075
macullen@gigante.com.mx
IR Communications: Sandra Yatsko
Tel: +(52 55) 5644-1247
sandra@irandpr.com

GRUPO GIGANTE, S. A. DE C. V. AND SUBSIDIARIES

Thousand of Mexican pesos of purchasing power of march 2003

QUARTERLY RESULTS	Jan- March 04	Jan- March 03	CHANGE %
NET SALES	7,421,925	7,853,579	-5.5%
GROSS PROFIT	1,687,586	1,640,997	2.8%
OPERATING INCOME	263,145	200,724	31.1%
EBITDA	455,024	375,267	21.3%
COMPREHENSIVE FINANCING COST	-3,201	14,486	-122.1%
INCOME TAX PROVISION	104,764	69,410	50.9%
NET INCOME	135,612	103,388	31.2%

FINANCIAL POSITION	2004	2003	CHANGE %
TOTAL ASSETS	21,281,514	21,979,142	-3.2%
CURRENT ASSETS	6,111,111	6,606,777	-7.5%
CASH & CASH EQUIVALENTS	384,950	438,430	-12.2%
INVENTORIES	3,933,527	4,273,667	-8.0%
OTHERS	1,792,634	1,894,680	-5.4%
NON CURRENT ASSETS	15,170,403	15,372,365	-1.3%
TOTAL LIABILITIES	8,677,517	9,321,370	-6.9%
CURRENT LIABILITIES	6,901,443	7,485,449	-7.8%
TRADE ACCOUNTS PAYABLE	4,094,297	3,932,919	4.1%
BANK LOANS	2,008,826	2,511,422	-20.0%
OTHER LIABILITIES	798,320	1,041,108	-23.3%
LONG TERM LIABILITES	599,658	614,113	-2.4%
BANK LOANS	500,000	521,150	-4.1%
OTHER LIABILITIES	99,658	92,963	
DEFERRED LIABILITIES	1,176,416	1,221,808	-3.7%
SHAREHOLDERS' EQUITY	12,603,997	12,657,772	-0.4%

FINANCIAL RATIOS		
INVENTORY DAYS	61.7	61.9
ACCOUNTS PAYABLE DAYS	64.3	57.0
NET INCOME PER SHARE * (PESOS)	0.14	0.11
EBITDA PER SHARE * (PESOS)	0.47	0.38
GROSS MARGIN	22.7%	20.9%
OPERATING MARGIN	3.5%	2.6%
NET MARGIN	1.8%	1.3%
INTEREST BEARING LIABILITIES TO STOCKHOLDERS' EQUITY	19.9%	24.0%
TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	68.8%	73.6%
*SHARES OUTSTANDING	977,447,505	977,447,505